UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(AMENDMENT NO. ______)*

NETWORK ENGINES, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

64121A-10-7

(CUSIP Number)

June 20, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64121A-10-7
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital Master Fund, Ltd. 98-0447604
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 2,084,744
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 2,084,744
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,084,744
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [__] (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 64121A-10-7
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Management, LLC 20-0591302
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 2,084,744
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 2,084,744
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,084,744
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [__](See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 64121A-10-7
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert S. Ellin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 2,084,744
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 2,084,744
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,084,744
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [__](See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 64121A-10-7
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jay A. Wolf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 55,000
	6	SHARED VOTING POWER 2,084,744
	7	SOLE DISPOSITIVE POWER 55,000
	8	SHARED DISPOSITIVE POWER 2,084,744
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,139,744
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [__](See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.

(a) Name of Issuer

NETWORK ENGINES, INC., a Delaware corporation (the "Issuer")

(b) Address of Issuer's Principal Executive Offices

25 Dan Road, Canton MA 02021

Item 2.

(a) Name of Person Filing

Trinad Capital Master Fund, Ltd.
Trinad Management, LLC
Robert S. Ellin
Jay A. Wolf

(b) Address of Principal Business Office or, if none, Residence

The address of the principal business office of Trinad Capital Master Fund, Ltd, Trinad Management, LLC, Trinad Advisors II, LLC, Robert S. Ellin, and Jay A. Wolf is 2121 Avenue of the Stars, Suite  2550, Los Angeles, California 90067.

(c) Citizenship

Trinad Capital Master Fund, Ltd. - Cayman Islands

Trinad Management, LLC - Delaware

Robert S. Ellin - United States

Jay A. Wolf - United States

(d) Title of Class of Securities

Common Stock, $0.01 par value per share (the “Common Stock”)

(e) CUSIP Number

64121A-10-7

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

(a) Amount beneficially owned:

Trinad Capital Master Fund, Ltd	2,084,744
Trinad Management, LLC	2,084,744
Robert S. Ellin	2,084,744
Jay A. Wolf	2,139,744

Trinad Capital Master Fund, Ltd. is the record and beneficial owner of 2,084,744 shares of Common Stock and shares voting and dispositive power over such securities with Trinad Management, LLC, Robert S. Ellin and Jay A. Wolf.

Robert S. Ellin serves as portfolio manager and the managing member of Trinad Management, LLC, and Jay A. Wolf serves as portfolio manager and a managing director of Trinad Management, LLC. Trinad Management, LLC serves as investment adviser to Trinad Capital Master Fund, Ltd. By reason of such relationships, Messrs. Ellin and Wolf and Trinad Management, LLC may be deemed to share voting and dispositive power over 2,084,744 shares of Common Stock owned directly by Trinad Capital Master Fund, Ltd. Each of Trinad Management, LLC and Messrs. Ellin and Wolf disclaim beneficial ownership of such shares except to the extent of his or its pecuniary interest therein.

Mr. Wolf has sole voting and dispositive power over 10,000 shares of Common Stock he holds individually and over 45,000 shares of Common Stock held in his individual retirement account.

(b) Percent of Class

Trinad Capital Master Fund, Ltd	5.1%
Trinad Management, LLC	5.1%
Robert S. Ellin	5.1%
Jay A. Wolf	5.2%

The percentages used herein are calculated based on the 40,826,084 shares of Common Stock reported by the Company to be issued and outstanding as of May 7, 2007 in the Company's latest Form 10-Q, as filed with the Securities and Exchange Commission on May 10, 2007.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Trinad Capital Master Fund, Ltd	0
Trinad Management, LLC	0
Robert S. Ellin	0
Jay A. Wolf	55,000
(ii) Shared power to vote or to direct the vote:

Trinad Capital Master Fund, Ltd	2,084,744
Trinad Management, LLC	2,084,744
Robert S. Ellin	2,084,744
Jay A. Wolf	2,084,744

(iii) Sole power to dispose or to direct the disposition of:

Trinad Capital Master Fund, Ltd	0
Trinad Management, LLC	0
Robert S. Ellin	0
Jay A. Wolf	55,000

(iv) Shared power to dispose or to direct the disposition:

Trinad Capital Master Fund, Ltd	2,084,744
Trinad Management, LLC	2,084,744
Robert S. Ellin	2,084,744
Jay A. Wolf	2,084,744

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6  Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Be Reported on by the Parent Holding Company:

Not Applicable.

Item 8 Identification and Classification of Members of the Group:

Not Applicable.

Item 9. Notice of Dissolution Of Group:

Not Applicable.

Item 10. Certification:

By signing below each signatory certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit 1: Joint Filing Agreement, dated as of June 26, 2007, by and among Trinad Capital Master Fund, Ltd, Trinad Management, LLC, Robert S. Ellin, and Jay A. Wolf

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRINAD CAPITAL MASTER FUND, LTD. a Cayman Islands exempted company By: /s/ Robert S. Ellin Robert S. Ellin, Director Date: June 26, 2007	TRINAD MANAGEMENT, LLC a Delaware limited liability company By: /s/ Robert S. Ellin Robert S. Ellin, Managing Member Date: June 26, 2007

By: /s/ Robert S. Ellin Robert S. Ellin, an individual Date: June 26, 2007	By: /s/ Jay A. Wolf Jay A. Wolf, an individual Date: June 26, 2007

--------------------------------

EXHIBIT 1
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, $0.01 par value per share, of Network Engines, Inc. and further agree that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

TRINAD CAPITAL MASTER FUND, LTD. a Cayman Islands exempted company By: /s/ Robert S. Ellin Robert S. Ellin, Director Date: June 26, 2007	TRINAD MANAGEMENT, LLC a Delaware limited liability company By: /s/ Robert S. Ellin Robert S. Ellin, Managing Member Date: June 26, 2007

By: /s/ Robert S. Ellin Robert S. Ellin, an individual Date: June 26, 2007	By: /s/ Jay A. Wolf Jay A. Wolf, an individual Date: June 26, 2007